WILMER CUTLER PICKERING
 HALE AND DORR LLP



December 8, 2004

VIA EDGAR


U.S. Securities and Exchange Commission
450 Fifth St., NW
Judiciary Plaza
Washington, DC  20549-0203


Re: Pioneer Series Trust II (the "Trust") registration statement on Form N-1A (File Nos. 333-110037; 811-21460) (the "Registration Statement")
     ----------------------------------------------------------------------


Ladies and Gentlemen:

         This letter responds to comments of the staff of the Securities and Exchange Commission (the "Commission") transmitted orally on October 6, 2004 relating to the Trust's Registration Statement on behalf of its newly established series, Pioneer California Tax Free Income Fund, Pioneer Growth Opportunities Fund, Pioneer Municipal Bond Fund, and Pioneer Tax Free Money Market Fund (collectively, the "Funds"), which was filed with the Commission on September 1, 2004. The Registration Statement was filed in connection with the proposed reorganizations of certain Safeco funds into the relevant Fund.

         For the staff's convenience, its comments are restated below, followed by the Trust's responses.

Comments applicable to all Funds

Comment 1. In the prospectus for each Fund, under "Basic information about the fund - the fund's past performance," please restate the introductory paragraph and performance information with one of the two methods list below:

(i) Method 1: Calculate the Fund's performance (for both the annual returns and average annual returns) by taking the predecessor Safeco fund's net performance for all its classes (rather than limiting it to the performance of the Investor Class) and subtracting only the Fund's sales load (and not any other fees, including 12b-1 fees) to achieve the total returns.

If the Fund's expenses are higher than the predecessor Safeco fund, add a footnote to the average annual return table describing that the performance would be lower.

If the Fund does not have an expense limitation but the predecessor Safeco fund did have one, add another footnote describing the effect to shareholders.

(i) Method 2: Calculate the Fund's performance (for both the annual returns and average annual returns) by taking the predecessor Safeco fund's gross performance for all its classes (rather than limiting it to the performance of the Investor Class) and subtracting the Fund's sales load and gross expenses to achieve the total returns. This method may only be used if the Fund's total performance is lower than when using method 1 above.


Response: With respect to Pioneer Tax Free Money Market Fund, the predecessor Safeco fund only has one class of shares. Pioneer will include the performance of that class as the performance of the Class A, Class B and Class C shares of the Pioneer Tax Free Money Market Fund by adjusting such prior performance for external sales loads. No adjustments will be made for Rule 12b-1 fees or other internal expenses. The introductory paragraph to the performance presentation will indicate that if Rule 12b-1 fees were reflected, performance would be lower.


         With respect to Pioneer California Tax Free Income Fund, Pioneer Growth Opportunities Fund, and Pioneer Municipal Bond Fund, the accounting predecessor for the Pioneer Funds will be the Investor Class of the corresponding Safeco Fund. However, each Fund will include the prior performance of the Class A, Class B and Class C shares of the predecessor Safeco Fund as the performance record for the corresponding class of the Pioneer Fund (adjusted for differences if any in the external sales charges). While you indicated that the performance of the Investor Class shares could be used for periods prior to the inception of the Safeco Fund's Class A, Class B and Class C share, Pioneer has determined not to include such additional period.

Comment 2. In the prospectus for each Fund with an expense reimbursement, add the phrase "within three years of being incurred" to the footnote to the shareholder fee table to specify the time limit for the Fund's reimbursement.

Response:  Accepted.

Comment 3. In the prospectus for each Fund (other than Pioneer Tax Free Money Market Fund) under the heading "net asset value," clarify that all the methods of calculating the value of the Fund's securities that is not derived from closing market prices and described in this paragraph (including when closing prices are not available or Pioneer determines the closing price is not accurate) are a method of determining fair value as approved by the Board of Trustees.

Response:  Accepted.

Comment 4. On the back cover of the prospectus for each Fund, in the last full paragraph, adjust the language to state, "You can review and copy the predecessor fund's and the fund's shareholder reports...." since the Fund is newly established and will be utilizing the predecessor fund's performance.

Response:  Accepted.

Comment 5. With respect each Fund's fundamental investment policy on concentration, please change the word "may" to "will" rely upon industry classifications. Supplementally explain to the staff of the Commission which industry classifications will be used by each Fund.

Response: Accepted. The Funds use the MSCI standard industry classification system.

Comment 6. For all Funds (other than Pioneer Growth Opportunities Fund), there should a fundamental investment policy indicating that the Fund will not "concentrate" in revenue projects from a single source or similar types of industrial development projects, or a single state, etc. See generally, Guide 19.

Response: The Funds that primarily invest in municipal securities have revised their fundamental policy on concentration to mirror that adopted by Pioneer Municipal High Income Trust.

Comment 7. For all Funds (other than Pioneer Growth Opportunities Fund) that invest at least 80% of its net assets in particular type of security pursuant to Rule 35d-1, please (i) add the phrase "plus borrowing, etc." in accordance with Rule 35d-1 in the Fund's prospectus, and (ii) add a number to the Fund's fundamental investment policy for this requirement in the SAI (rather than a stand-alone sentence).

Response: The Funds do not currently intend to borrow and believe that introducing the reference to borrowing in the prospectus would be confusing to investors. If a Fund's policy on borrowing changes in the future and a Fund intends to borrow, the Fund will add the requested reference to borrowing to the 80% policy.

The 80% policy has been designated with a number.

Comment 8. For all Funds that have the following non-fundamental investment policy : "The Fund will not invest in any investment company in reliance on
Section 12(d)(1)(F) or Section 12(d)(1)(G) of the 1940 Act so long as another investment company invests in the Fund in reliance on Section 12(d)(1)(G)," please translate into plain English.

Response:  Accepted.

Comment 9. For all Funds, in the SAI under the heading "Portfolio transactions," please delete the paragraph allowing the consideration of Fund sales in directing brokerage transactions.

Response:  Accepted.

Comment 10. For all Funds (other than Pioneer Growth Opportunities Fund), add risk disclosure on investing in foreign securities in the Fund's prospectus and SAI since the Fund may invest in foreign banks.

Response: Pioneer Tax Free Money Fund already included disclosure regarding foreign investments in the Prospectus and Statement of Additional Information as initially filed. Corresponding disclosure has been added to Pioneer California Tax Free Income Fund's and Pioneer Municipal Bond Fund's Prospectus and Statement of Additional Information.

Comment 11. For all Funds (other than Pioneer Growth Opportunities Fund), add risk disclosure in the SAI on investing in San Diego and similar municipal securities that are currently experiencing volatility and downgrades.

Response: The Prospectus includes risk disclosure that a municipal issuer may default or have its credit ratings decline, entailing a risk of loss to the Funds. Since none of the Funds purport to emphasize the securities of a particular municipal issuer, the Funds do not believe that risk disclosure targeted at a particular municipal issuer is appropriate. Rather, investors in the Funds are relying upon the Pioneer to make intelligent choices, consistent with the Funds' rating and other investment policies, regarding the issuers in which the Fund invests.

Pioneer Tax Free Money Market Fund

Comment 12. In the prospectus under "Principal investment strategies," add the phrase "The Fund invests exclusively in U.S. dollar denominated securities..." to the first sentence in the second paragraph in accordance with the requirements of permitted investments for money market funds.

Response:  Accepted.

Comment 13. In the prospectus under "Principal investment strategies," change the sentence in the third paragraph to state, "the fund may only invest in a money market instrument that is a permissible investment for a money market fund..."

Response: Accepted. The Fund will continue to include the current statement, and also will clarify that it will invest only in instruments that are permissible investments for a money market fund.

Comment 14. In the prospectus under "Principal investment strategies," at the end of the last sentence of the last paragraph, add the following: "Pioneer also employs due diligence and fundamental research, an evaluation of the issuer based on its financial statements and operations, to assess an issuer's credit quality "and to determine that it presents minimal credit risks."

Response:  Accepted.

Comment 15. In the prospectus under "Principal risks of investing in the fund," please expand the risks of investing in foreign securities in accordance with other current Pioneer prospectus disclosure.

Response:  See response to comment 10.

Comment 16. In the SAI, add risk disclosure on investing in foreign securities since the Fund may invest in foreign banks.

Response:  See response to comment 10.

Comment 17. In the SAI, under the heading "Loan Participations," please delete the following sentence regarding investing in unsecured loans: "Such loans may be in default at the time of purchase." If the Fund intends to invest in unsecured loans that are in default, please explain supplementally why this type of investment is appropriate for the Fund.

Response:  Accepted.

Comment 18. In the SAI, add a non-fundamental investment policy on investing in illiquid securities.

Response:  Accepted.

Pioneer Municipal Bond Fund

Comment 19. In the SAI, please fill in all blanks regarding the Fund's history and the percentage of the Fund's investments in below investment grade securities.

Response:  Accepted.

Pioneer Growth Opportunities Fund

Comment 20. In the prospectus, add general disclosure on convertible securities since the Fund may invest up to 35% of its assets in convertible securities.

Response: The policy with respect to investing up to 35% of the Fund's assets in convertible securities has been eliminated. However, additional risk disclosure regarding convertible securities has been added to the risk factors in the Prospectus.

Comment 21. In the prospectus, disclose how convertible debt will be treated for compliance purposes (equity vs. debt).

Response: The prospectus currently discloses that Convertible Securities are equity securities for purposes of the Fund's investment policies. See the first paragraph under "Principal Investment Strategies."

Comment 22. In the prospectus, disclose specific risks related to investing in Canadian issuers since the Fund may invest in securities of Canadian issuers to the same extent it invests in securities of U.S. issuers.

Response: The Fund does not believe that investing at this time in Canadian issuers presents any unique risks. If such risks arise in the future, the Fund will supplement the Prospectus with relevant disclosure. The general risk disclosures on foreign securities are also applicable to Canadian issuer, as is currently noted in the Prospectus.

Comment 23. In the SAI, describe in the tax section whether REITs qualify for treatment as "qualified dividend income."

Response:  Accepted.

By telephone on December 7, 2004, you provided some additional oral comments. In that regard, you requested an undertaking be included with respect to investment by Pioneer Tax Free Money Market Fund and Pioneer Municipal Bond Fund of 25% or more of their respective assets in issuers located in a single state. That undertaking has been added. You also requested an undertaking with respect to insured municipal bonds in the event that more than 10% of the assets of any fund would be invested in municipal bonds insured by the same insurance company. On behalf of the funds, we supplementally advise you that the funds have no current intention of investing more than 10% of their respective assets in securities backed by the same insurance carrier and are aware of the staff position that the registration statement should be supplemented if that intention changes in the future.

Per the staff's request and pursuant to the Commission's recently published press release 2004-89, "SEC Staff to Publicly Release Comment Letters and Responses," the Trust notes that the disclosure in the filing is the responsibility of the Trust. The Trust acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in the registration statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Trust also represents to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Trust represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Trust further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

If you have any questions or comments, please do not hesitate to contact me at
(617) 526-6372 (collect) or Elaine S. Kim, Esq. at (617) 526-6685 (collect), counsel to the Trust.

                                                Best regards,


                                                /s/David C. Phelan
                                                David C. Phelan
                                                Enclosures

cc:      Christopher J. Kelley, Esq.


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